SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 07, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 7, 2008

TAM to have a direct flight from Rio de Janeiro to Miami

New flight will leave daily from Tom Jobim International Airport

São Paulo, August 7, 2008 – This year beginning September 5, TAM (Bovespa: TAM and Nyse: TAMM4) will operate a new daily flight linking Rio de Janeiro directly to Miami. The new flight will be operated by a Boeing 767-300 aircraft configured for the Business and Economy classes and with a capacity for up to 205 passengers.

The flight will leave Confins airport, in Belo Horizonte (Minas Gerais state) at 7:30 p.m., arriving at 8:25 p.m. at Tom Jobim International Airport (Galeão airport), in Rio de Janeiro, from where it will take off at 11:05 p.m. and fly directly to the Miami International Airport in Florida, landing at 6:30 a.m. the following day. The return journey will be by a flight leaving Miami at 10:05 p.m. and flying directly to Rio de Janeiro (Galeão airport), where it will arrive at 7:10 a.m. and take off at 9:30 a.m. to land in Belo Horizonte (Confins airport) at 10:35 a.m.

This will be TAM’s fourth daily flight to Miami and the only one without connections or stops from Rio de Janeiro. In all, there will be 28 flights weekly between Brazil and Miami. At present there are two daily flights from São Paulo (Guarulhos airport) to Miami, and on Sundays, one of them makes a stop in Salvador (Bahia state), both on the way to Miami and on the flight back. In addition to this, there is the daily flight from Manaus (Amazonas state) to Miami. All flights make connections with incoming and outgoing flights.

“Rio de Janeiro is the second largest Brazilian market, able to make this new flight a great success. Increasing our service to this public is part of our search for excellence in our services”, said Paulo Castello Branco, TAM's Vice-President of Planning and Alliances.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed June 2008 with 48.6% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil.  TAM's market share among Brazilian companies that operate international flights stood at 75.3% in June. Operations abroad include TAM flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba  (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international air lines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.